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Mr. Nicholas P. Panos, Senior Special Counsel	Hong Kong	Shanghai
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Securities and Exchange Commission	Los Angeles	Tokyo
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Washington, D.C. 20549	Milan

Re:                             Nord Anglia Education, Inc.
Schedule 13E-3
File No. 005-88693
Filed on June 9, 2017, by Nord Anglia Education, Inc., et al.

Dear Mr. Panos:

On behalf of Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 19, 2017 with respect to the Schedule 13E-3, File No. 005-88693 (the “Schedule 13E-3”) filed on June 9, 2017 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Capitalized terms not defined in this letter have the same meanings as in the revised proxy statement.

Schedule 13E-3

1.                          Please advise us why the filing persons believe the apparent introduction of the required substantive disclosures within the Special Factors section beginning at page 27 of the proxy statement is “the front of the disclosure document,” or revise.  See Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Company has moved the “Special Factors” section so that it begins on page 11 of the revised proxy statement, immediately following the “Summary Term Sheet” section.

Plans for the Company after the Merger, page 4

2.                          After the Merger and the deregistration of the shares, Nord will no longer be subject to the Exchange Act or the compliance and reporting requirements of the NYSE and the related direct and indirect costs and expenses.  Revise to indicate explicitly, if true, that Nord and its affiliates will become the beneficiaries of the cost savings associated with Nord’s no longer having to comply with the federal securities laws.  Quantify this benefit to the extent practicable, and disclose the annual estimated savings that are attributable to bypassing these future compliance costs.  Please also make conforming revisions to the “Primary Benefits and Detriments of the Merger.” Refer to Item 7 and Item 1013 of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on pages 5, 45 and 46 of the revised proxy statement.

Reasons for the Merger and Recommendation of the Board, page 27

3.                          Please revise to state, if true, that the Board has produced the fairness determination on behalf of Nord.  Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board.  The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, the Company has amended the proxy statement to clarify that the Board has produced the fairness determination on behalf of the Company.  Please refer to page 24 of the revised proxy statement for the amended disclosure.

4.                          Please revise to include the reasons for the dissent or abstention expressed by the directors named at page 28, Jack Hennessy and Kosmas Kalliarekos, or direct us to where we may locate such disclosure within the proxy statement.  See Item 1014(a) of Regulation M-A.

The Company respectfully advises the Staff that Jack Hennessy and Kosmas Kalliarekos abstained from voting at the board meeting held on April 25, 2017. Both of the directors abstained due to their affiliation with BPEA. Please refer to the sixth paragraph on page 22 of the revised proxy statement, where it was previously disclosed that Jack Hennessy and Kosmas Kalliarekos, two directors affiliated with BPEA, recused themselves from the board meeting held on April 25, 2017 and did not attend, participate in or vote upon any matters discussed during the meeting. Please also refer to page F-3 of Annex F for more detailed disclosure on the positions held by the two directors within BPEA.

5.                          We noticed that the Special Committee adopted the analyses and the opinions of Houlihan Lokey in reaching its determination as to the fairness of the Transactions, including the Merger.  The Special Committee does not appear to be an affiliate of Nord, and thus is not required to comply with Rule 13e-3.  Revise to state how Nord complied with Item 1014(b) of Regulation M-A.  Nord may expressly adopt the analyses of another party to the extent it opts not to expressly indicate the factors upon which it relied in reaching its fairness determination required under Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has amended the proxy statement to clarify that the Company relied on the analyses of both the Special Committee and Houlihan Lokey in reaching its determination as to the fairness of the Transactions, including the Merger.  Please refer to page 29 of the revised proxy statement for the amended disclosure.

6.                          Notwithstanding the disclosures made at page 32, please revise to indicate, if true, that specific going concern was not calculated or considered by the Board in making its fairness determination on behalf of the subject company.  Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, the Company has revised the proxy statement. Please refer to the updated disclosure on page 28 of the revised proxy statement.

7.                          Please disclose whether or not the Board considered any firm offers of which the subject company is aware made by any unaffiliated person, other than the filing persons, during the past two years, pursuant to paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A. Refer also to General Instruction E of Schedule 13E-3 which requires negative responses.

In response to the Staff’s comment, the Company has revised the proxy statement. Please refer to the updated disclosure on page 29 of the revised proxy statement.

8.                          Revise to affirmatively state, if true, that neither Nord nor the other filing persons retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.  Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

In response to the Staff’s comment, the Company has revised the proxy statement in accordance with Item 1014(d) of Regulation M-A to state that no unaffiliated representative was engaged by the filing persons to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Please refer to the updated disclosure on page 29 of the revised proxy statement.

9.                          We noticed the discussion regarding the elimination of the “majority of the minority” condition.  Advise us, with a view towards revised disclosure, how Nord satisfied its disclosure obligation under Item 1014(c) of Regulation M-A.

The Company respectfully advises the Staff that the fact that the approval of the Merger Agreement is not subject to the approval of a majority of the Unaffiliated Holders has been disclosed as a potentially negative factor considered by the Special Committee and the Board under “Special Factors—Reasons for the Merger and Recommendation of the Board,” in the first bullet point on page 27 of the revised proxy statement.

10.                   Advise us, with a view toward revised disclosure, how the subject company complied with its disclosure obligation regarding whether or not the transaction was approved by a majority of directors not employed by Nord.  Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(e) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

The Company respectfully advises the Staff that the Company has six directors who are not employees of the Company, four of whom approved the Merger at the meeting of the Board held on April 25, 2017. The other two non-employee directors, Jack Hennessy and Kosmas Kalliarekos, abstained as discussed in the response to Comment No. 4. Please refer to the updated disclosure on page 24 of the revised proxy statement.

11.                   Numerous references have been made to “independent directors” who comprised the membership of the Special Committee.  A description on page 29 of this committee’s role also indicates that these directors were “outside, non-employee” directors.  Please clarify the exact basis upon which the term “independent” is being used to characterize these directors given their potential to benefit economically from the successful completion of the proposed transaction.  In addition, please advise us of the basis for the statement on page 30 that each of these directors “has any financial interest in the Merger that is different from that of the Unaffiliated Holders” given their potential to benefit from consummation of the transaction in a way that is economically disproportional to “Unaffiliated Holders” as stated.

The Company respectfully advises the Staff that, as indicated in the “Background of the Merger” section of the proxy statement, one of the primary reasons for the establishment of the Special Committee is that BPEA’s indication of interest may create a potential conflict of interest for those directors of the Company that are affiliated with BPEA if such directors were to evaluate a potential proposal from the Buyer Group and other alternatives on behalf of shareholders of the Company not affiliated with BPEA.  The Company also respectfully advises the Staff that a common practice in this type of transaction is to ensure the Special Committee members are not members of the Company’s management, who may also be perceived to have a conflict of interest in evaluating a proposal from a controlling shareholder.  Therefore, the “independence” of the Special Committee members as referenced in the proxy statement primarily refers to the fact that they are not affiliated

with BPEA or the Buyer Group and are not members of the Company’s management.   For the same reason, the last sentence of the first paragraph on page 13 of the revised proxy statement states that “the remaining directors resolved to recommend to the Board the establishment of the Special Committee consisting of Messrs. Alan Kelsey and Nick Baird, each of whom is a member of the Board, is not a member of Company management and is not affiliated with BPEA or its affiliates (other than the Company and its subsidiaries).”  The Company also notes that the members of the Special Committee are independent directors under applicable NYSE rules, and has updated the disclosure on pages 25 and 31 of the revised proxy statement to so state.

In relation to the Staff’s question regarding the statement on page 26 of the revised proxy statement that “none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Holders,” the Company respectfully advises the Staff that this statement is expressly qualified by “other than as set forth in the section of this proxy statements entitled “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” which section contains a specific sub-section entitled “The Special Committee” which discloses the following additional interests of the Special Committee members:  (i) their receipt of board compensation in the ordinary course, (ii) the ownership of options and restricted share units granted under the Company’s Share Incentive Plan and (iii) the directors’ indemnification and liability insurance rights under the Merger Agreement.

Exhibit 99(c)(2)

12.                   We noticed the disclosure here and within the proxy statement that indicated the financial advisor’s materials “may not be disclosed…without Houlihan Lokey’s express prior written consent.”  Other language included in this disclaimer is objectionable inasmuch as it states that the materials were:  “provided solely for the information of the Special Committee” and “Houlihan Lokey disclaims any and all liability which may be based on the materials....” Please revise the disclosure statement to be mailed to shareholders to state, if true, that Houlihan Lokey has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3 and qualify the additional objectionable language to the extent left in the disclaimer.  Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the Company has revised the proxy statement. Please refer to the updated disclosure on pages 38 and 107 of the revised proxy statement  In addition, Exhibit 99(c)(2) has been refiled with a new final page containing additional information regarding the disclaimer in accordance with the guidance cited by the Staff.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +1 (312) 876-6514 or by e-mail at bradley.faris@lw.com.

Very truly yours,

/s/ Bradley C. Faris
Bradley C. Faris

of LATHAM & WATKINS LLP

cc:	Andrew Fitzmaurice, Chief Executive Officer
Nord Anglia Education, Inc.

Patrick Cordes
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